EXHIBIT 17.1

January 20, 2012

Board of Directors

Redpoint Bio Corporation

5501 Old York Road

Philadelphia, PA 19141

Ladies and Gentlemen:

Effective as of January 31, 2012, please accept my resignation as a director of Redpoint Bio Corporation (the “Company”).  There is no disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.

Very truly yours,

/s/ F. Raymond Salemme, Ph.D.